UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 10, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

China Nuokang Bio-Pharmaceutical Pty.
File No. 333-163250 CF# 22372

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China Nuokang Bio-Pharmaceutical Pty. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form F-1 filed on July 26, 2008.

Based on representations by   China Nuokang Bio-Pharmaceutical Pty. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.17	through August 1, 2011
Exhibit 10.19	through June 30, 2019

For the Commission, by the Division of Corporation Finance, pursuant to the delegated authority:

Daniel Greenspan
Special Counsel